

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2019

Stavros G. Vizirgianakis
President and Chief Executive Officer
Misonix, Inc.
1938 New Highway
Farmingdale, NY 11735

   Re: Misonix, Inc.
     Form 10-K for the Fiscal Year Ended June 30, 2018
     Filed September 13, 2018
     File No. 001-10986

Dear Mr. Vizirgianakis:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Electronics and Machinery

cc: Jonn R. Beeson, Esq.